

December 18, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Ian Cleminson
Chief Financial Officer
Innospec Inc.
8310 South Valley Highway, Suite 350
Englewood, CO 80112

> **Re: Innospec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 4, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 29

1. Based on your disclosures you expect sales for TEL to decline in future periods due to market conditions. Please expand your discussion to analyze this known trend and the expected impact on future operations. Clarify the impact on sales and gross profit from the sales of TEL in the aviation and automotive markets during the periods presented and discuss the material changes between periods. Analyze the known events and trends

impacting the marketability of TEL and quantify the expected material impact on future operations and liquidity. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

2. In your earnings call for the fourth quarter of 2014 your management discussed, among other topics, the impacts of declining crude prices and global market conditions of your business, and their expectation of declining revenues from your sole remaining customer for Octane Additives during 2015. Please ensure that your MD&A contains a discussion of management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and provide a discussion of such trends and uncertainties in future filings.

3. In future filings, please clarify what the term AvTel refers to in your tables and in your discussion. If you do not provide an explanation that you sell tetraethyl lead to the general aviation market under the trade name AvTel, the meaning of this word is unclear.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

4. Please explain in MD&A the underlying reasons for the changes in your estimate of the fair value of the contingent consideration associated with the acquisition of Independence Oilfield Chemicals during the nine months ending September 30, 2015. Discuss the assumptions underlying your estimates and analyze any material uncertainties and their potential to impact future operations. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Definitive Proxy Statement on Schedule 14A filed March 20, 2015

Annual Incentives, page 23

5. You state on page 24 that performance targets set for 2014 MICP incentive payments were based on "corporate operating income (before restructuring)" and "consolidated operating cash flow," or "corporate free cash flow." While you do disclose the target amounts and the actual amounts achieved for bonus purposes, it is unclear how these measures themselves were determined. In future filings please include a brief discussion of how your performance measures are determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Pam Long, Assistant Director, at (202) 551-3765 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction